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                                                                   Exhibit: 3.9J

             AMENDMENT TO ARTICLE IV OF THE BYLAWS
                              OF
            WITH DESIGN IN MIND INTERNATIONAL, INC.

         Section 5. Chairman of the Board of Directors. The Chairman shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall be in general charge of the business affairs of the corporation. The chairman shall be responsible for developing basic goals, operating plans, and policies for the corporation and implementing board-approved plans. The Chairman shall preside at all meetings of the shareholders and of the Board of Directors. The Chairman shall perform such other duties as may be reasonably prescribed by the Board of Directors from time to time.

         Section 6. President. The President shall be the chief operating officer of the corporation and, shall be primarily responsible for management of the operations of the corporation. The President shall work together with the Chairman of the Board to develop goals, operating plans, and policies for the corporation, and implement board-approved plans. The President shall perform such other duties as may be reasonably prescribed by the Board of Directors from time to time.

Adopted: September 3, 1991